FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	October	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated October 17, 2005 (“Palm and Research In Motion Bring BlackBerry Connect to the Treo 650 Smartphone")	Page No 3

Document 1

October 17, 2005

FOR IMMEDIATE RELEASE

Palm and Research In Motion Bring BlackBerry Connect to the Treo 650 Smartphone

Sunnyvale, CA and Waterloo, ON — Palm, Inc. (Nasdaq: PALM) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced that they are working together to bring BlackBerry® Connect™ to the Palm® Treo™ 650 smartphone.(1) The companies expect the solution to be available in the United States and internationally starting in early calendar 2006.

Through RIM’s BlackBerry Connect licensing program, Palm will enable its Treo 650 and future Palm OS® based Treo smartphones with secure, push-based wireless email via BlackBerry Enterprise Server™. The solution will enable the following:

- push-based email using BlackBerry Connect with Palm's VersaMail(R)email client;
- support for Microsoft(R)Exchange and IBM Lotus(R)Domino(TM);
- wireless calendar synchronization;
- remote address lookup of corporate email directory;
- convenient email-attachment viewing;
- Triple DES encryption; and
- IT policy enforcement and commands (such as remotely disabling or wiping email and PIM data from a device in the event it is lost or stolen).

The award-winning Palm Treo 650 smartphone makes it easier than ever for mobile professionals to stay connected. With carrier activation, the Treo 650 combines a compact, full-featured mobile phone with email, an organizer, messaging and web access, allowing users to organize and simplify their business and personal lives all in one place. The Treo 650 offers integrated Bluetooth® wireless technology, a high-resolution screen, multimedia capabilities, a removable battery, non-volatile memory and a backlit QWERTY keyboard.

“Treo 650 has earned accolades as the best fully featured smartphone available, and we’re thrilled to make it even better by answering customer requests and offering RIM’s BlackBerry email solution for businesses,” said Ed Colligan, president and chief executive officer of Palm, Inc. “Our news today demonstrates Palm’s promise to offer flexible mobile-computing solutions with world-class, enterprise-strength partners, delivering what we’re convinced is the best email experience to the broadest set of customers – all on Treo smartphones.”

“The BlackBerry architecture and infrastructure are recognized around the world as secure, manageable, reliable and scalable, and we are extremely pleased to broaden the choice of BlackBerry-enabled handsets with the Treo 650,” said Jim Balsillie, chairman and co-CEO at RIM. “We have already seen significant customer interest in this powerful combination, and we look forward to building on our relationship with Palm.”

BlackBerry Connect will be available for new and existing Treo 650 users through select carriers. Pricing and distribution details will be provided at a later date. The Treo 650 with BlackBerry Connect is being demonstrated this week at the Gartner Symposium/ITxpo 2005 in Orlando, Fla. at Palm’s and RIM’s booths — No. 417 and No. 515, respectively.

About Palm

Palm, Inc., a leader in mobile computing, strives to put the power of computing in people’s hands so they can access and share their most important information. The company’s products for consumers, mobile professionals and businesses include Palm® handheld computers, Palm Treo™ smartphones, Palm LifeDrive™ mobile managers, as well as software, services and accessories. Palm® products are sold through select Internet, retail, reseller and wireless operator channels throughout the world, and at Palm Retail Stores and Palm online stores (http://www.palm.com/store). More information about Palm, Inc. is available at http://www.palm.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

(1)     Within wireless service coverage area only. Email, messaging and web access requires data services from a mobile service provider at an additional cost.

Palm, Treo, LifeDrive and VersaMail are among the trademarks or registered trademarks owned by or licensed to Palm, Inc. All other brand and product names are or may be trademarks of, and are used to identify products or services of, their respective owners.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products.

Media Contacts:
Courtney Flaherty
Brodeur for RIM
(212) 771-3637
cflaherty@brodeur.com

Jimmy Johnson
Palm, Inc.
(408) 617-7456
jimmy.johnson@palm.com

Investor Contacts:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Palm Investor Relations
Sandy O'Halloran
(408) 617-7639
sandy.ohalloran@palm.com

Cautionary comments from Palm: This press release contains forward-looking statements within the meaning of the federal securities laws, including, without limitation, statements regarding the timeframe in which new products and solutions will be available. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially, including, without limitation, the following: Palm’s ability to introduce new products and services successfully and in a cost effective and timely manner; Palm’s ability to timely and cost-effectively obtain components and elements of its technology from suppliers; Palm’s dependence on wireless carriers and ability to meet wireless carrier certification requirements. A detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in Palm’s most recent filings with the Securities and Exchange Commission, including its Quarter Report on Form 10-Q for the fiscal quarter ended September 2, 2005 and Annual Report on Form 10-K for the fiscal year ended June 3, 2005. Palm undertakes no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this press release.

Cautionary comments from RIM: Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	October 17, 2005	By:	/s/ Angelo Loberto (Signature)
Angelo Loberto
Vice President, Finance